March 24, 1995



     Securities & Exchange Commission
     450 Fifth Street, N.W.
     Washington, D.C. 20549

     To Whom It May Concern:

     Enclosed please find form 11-K and the annual filing fee for plan year ending December 31, 1994 for The Merchants Bank 401(k) Employee Stock Ownership Plan. Four copies have been enclosed. The auditors financial statements and the Summary Annual Report will follow under separate cover when they are completed (but no later than June 30, 1995).

     Please note that as per form 11-K instructions, one copy
     (the top copy) contains an original signature. The three remaining copies contain a printed signature.

     This form has also been submitted electronically via the EDGAR system, and the fee of $250.00 was wire transferred to Mellon Bank.

     Thank you.


     Sincerely,



     Cynthia W. Olson





























                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K


                               ANNUAL REPORT


                     Pursuant to Section 15(d) of the
                      Securities Exchange Act to 1934

                   For the year ended December 31, 1994

                      THE MERCHANTS BANCSHARES, INC.
                   401(K) EMPLOYEE STOCK OWNERSHIP PLAN


                        MERCHANTS BANCSHARES, INC.
                             123 Church Street
                           Burlington, VT 05401






















Item 1    Changes in the plan

     Effective 1/1/94, the Employer Matching Contribution was amended from 82% to 100% (up to 4.5% of employee compensation) for 1994.

Item 2    Investment Policy

     As of 7/1/90, employees were offered the option of investing their contributions in three alternative investments, in addition to Merchants Bancshares (previously the sole investment vehicle). On 7/1/93, employees were offered an additional investment option bringing the total investment options to five under the Plan. The alternative investments include: A Goldman Sachs Mutual Bond Fund, a Goldman Sachs Mutual Stock Fund, a Merchants Trust Company Money Market Account investment and a Vista Mutual Stock Fund. No other material changes were made during the Plan year in the policy with respect to the kind of securities and other investments in which funds held under the Plan may be invested.

Item 3    Contribution Under the Plan

     The Bank made the following contributions to the Plan for the years indicated.

          1989 -   571,361
          1990 -   280,247
          1991 -   269,882
          1992 -   244,226
          1993 -   245,618
          1994 -   365,490

Item 4    Participating Employees

     At December 31, 1994 there were approximately 394 participating employees under the Plan.



















Item 5    Administration of the Plan

     a. The Plan is administered by the Retirement Plan Administration Committee consisting of three persons appointed by the Bank's Board of Directors. The Committee has full power and authority to administer the Plan and to interpret its provisions. The present members of the Committee and their positions held are as follows:



                    Position with
                    Retirement Plan
                    Administration           Position
     Name           Committee                with Bank


Edward W. Haase     Chair Person        Treasurer and Chief
                                        Financial Officer

Robert M. Reed      Trustee             Commercial Lender and
                                        Vice President

John H. Savage      Trustee             Trust Operations Officer
                                        and Treasurer of The
                                        Merchants Trust Company

Item 6    Custodian of Investments

     a.   The Merchants Trust Company, 123 Church Street,
          Burlington, Vermont 05401 is the custodian

     b. The custodian received no compensation from the Plan during 1994.

     c.   A financial Institution Bond (Standard Form 24,
          Banker's Blanket Bond) was issued for $10,000,000.
          This covers other benefit plans as well.
















Item 7    Reports to Participating Employees

     Participating employees are furnished quarterly statements reflecting the status of their accounts as of the end of each quarter, and are provided a copy of the Plan's annual report.

Item 8

     The majority of the assets of the Plan are invested in securities of Merchants Banchares, Inc. (although some funds are temporarily held in cash or invested in money market trusts prior to purchasing Merchants Bancshares). The remaining minority of the assets are held in the alternative investment funds designated in Item 2, as directed by employee participants.


Item 9    Financial Statements and Exhibits

Financial statements and exhibits for the 1994 plan year have not yet been completed. As required, all copies will be forwarded by June 30, 1995.


































                                 Signature


Pursuant to the requirements of the Securities Exchange Act of 1932, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned;
thereunto duly authorized.

                                MERCHANTS BANK 401(K) EMPLOYEE
                                STOCK OWNERSHIP PLAN



                                By:______________________________

                                   Edward W. Haase
                                   Treasurer, and Chief Financial
                                   Officer and Chairperson, Plan
                                   Administration Committee























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